EXHIBIT 3a

ARTICLES OF AMENDMENT TO
ARTICLES OF INCORPORATION OF
BROWN & BROWN, INC.

Pursuant to the provisions of Section 607.1006, Florida Statutes, Brown & Brown, Inc., a Florida profit corporation, adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: Article III of the corporation's Articles of Incorporation is hereby amended in its entirety to read as follows:

The number of shares of capital stock authorized to be issued by this Corporation is 140,000,000 shares of Common Stock, par value $.10 per share.

SECOND: The date of the amendment's adoption was April 18, 2001.

THIRD: Adoption of the amendment was approved by the shareholders. The number of votes cast for the amendment was sufficient for approval.

Signed this 18th day of April, 2001.

BROWN & BROWN, INC.

By:	/S/ THOMAS M. DONEGAN, JR.
Thomas M. Donegan, Jr.
Vice President

G:\JHAYES\ADMIN\AMDAR401.doc